Exhibit 35.1

Servicer Compliance Statement of John Deere Capital Corporation

I, Steve Morrissey, Assistant Secretary of John Deere Capital Corporation, state:

A review of John Deere Capital Corporation’s activities for the period from October 28, 2024 through November 2, 2025 (the “Reporting Period”) and of John Deere Capital Corporation’s performance under the Sale and Servicing Agreement dated as of September 17, 2024 among John Deere Capital Corporation, John Deere Receivables LLC and John Deere Owner Trust 2024-C has been made under my supervision, and to the best of my knowledge based on such review, John Deere Capital Corporation has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 9, 2026	John Deere Capital Corporation

	By:	/s/ Steve Morrissey
Steve Morrissey
Assistant Secretary